
SEC MAIL PROCESSING
RECEIVED
JUN 03 2010
WASH. D.C. 193 SECTION


10031410

S
COMMISSION
0549

RP 6/9

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53084 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mallory Capital Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Old King's Hwy Ste 14
(No. and Street)

Darien (City) CT (State) 06820-6526 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A. Conrad Weymann, III (203) 655-1571
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornwell, Douglas, Stephen
(Name – *if individual, state last, first, middle name*)

111 East Ave., Ste 321 (Address) Norwalk (City) CT (State) 06851-5014 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RP 6/9

## OATH OR AFFIRMATION

I, A. Conrad Weymann, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mallory Capital Group, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital~~. Members' Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MY COMMISSION EXPIRES 9/30/12

• DOUGLAS S. CORNWELL, P.C. •
CERTIFIED PUBLIC ACCOUNTANT

## Independent Auditor's Report

Managing Member
Mallory Capital Group, LLC

I have audited the accompanying statement of financial condition of Mallory Capital Group, LLC (the Company) as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mallory Capital Group, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Douglas S. Cornwell, P.C.
Norwalk, Connecticut
March 30, 2010

111 EAST AVENUE • SUITE 321 • NORWALK, CT 06851-5014 • TEL: 203-853-3010 • TOLL FREE 800-626-1040 • FAX: 203-663-8558
MOBILE: 203-856-1592 • EMAIL: DOUGLASCORNWELL@SBCGLOBAL.NET

MALLORY CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

| | 2009 |
|---|---|
| **ASSETS** | |
| Current Assets | |
| CASH | $ 80,444 |
| ACCOUNTS RECEIVABLE | 2,458,330 |
| PREPAID EXPENSES | 1,564 |
| SECURITY DEPOSITS | 12,500 |
| Total Current Assets | 2,552,838 |
| Property, Plant and Equipment | |
| FIXED ASSETS | 47,545 |
| ACCUMULATED DEPRECIATION | ( 45,376) |
| Total Property, Plant and Equipment | 2,169 |
| TOTAL ASSETS | $ 2,555,007 |
| **LIABILITIES AND EQUITY** | |
| Current Liabilities | |
| ACCOUNTS PAYABLE | $ 13,281 |
| COMMISSIONS PAYABLE | 1,202,700 |
| ACCRUED EXPENSES | 23,109 |
| Total Current Liabilities | 1,239,090 |
| Member's Equity | 1,315,917 |
| TOTAL LIABILITIES AND EQUITY | $ 2,555,007 |

See accompanying notes.

MALLORY CAPITAL GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

| | 2009 |
|---|---|
| Revenues | |
| FEE INCOME | $ 3,162,025 |
| INTEREST INCOME | 1,879 |
| CLIENTS REIMBURSEMENTS & OTHER | 5,047 |
| Total Revenues | 3,168,951 |
| General & Administrative | |
| EMPLOYEE COMPENSATION AND BENEFITS | 158,514 |
| COMMISSION EXPENSE | 1,202,700 |
| EMPLOYMENT TAXES | 11,497 |
| OFFICE EXPENSE AND SUPPLIES | 19,526 |
| RENTAL EXPENSE | 89,845 |
| COMMUNICATIONS & DATA PROCESSING | 19,103 |
| MEALS AND ENTERTAINMENT | 6,627 |
| TRAVEL | 23,674 |
| LEGAL AND PROFESSIONAL FEES | 82,905 |
| SUBSCRIPTIONS | 2,361 |
| DUES AND FEES | 314 |
| CLIENT REIMBURSED FEES | 1,975 |
| INSURANCE EXPENSE | 4,879 |
| DEPRECIATION & AMORTIZATION | 6,945 |
| MISCELLANEOUS EXPENSES | 17,666 |
| Total General & Administrative | 1,648,531 |
| Net Income | $ 1,520,420 |

See accompanying notes.

MALLORY CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

| | 2009 |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 1,564,820 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 6,945 |
| Decrease in accounts receivable | 1,933,864 |
| Decrease in prepaid expenses | 13,395 |
| Decrease in other assets | 1,130 |
| Increase in accounts payable | 1,210,538 |
| Increase in accrued liabilities | 14,107 |
| Total adjustments | 3,179,979 |
| Net cash provided by operating activities | 4,744,799 |
| Cash flows from financing activities: | |
| Member withdrawals | (4,809,460) |
| Net cash (used) by financing activities | (4,809,460) |
| Net (decrease) in cash and equivalents | ( 109,061) |
| Cash and equivalents, beginning | 189,505 |
| Cash and equivalents, ending | $ 80,444 |
| Interest paid | $None |
| Income taxes paid | $None |

See accompanying notes.

MALLORY CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN
MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

| | 2009 |
|---|---|
| Balance at December 31, 2008 | $ 4,604,957 |
| Withdrawals of capital by members | (4,809,460) |
| Net income for the current year | 1,520,420 |
| Balance at December 31, 2009 | $ 1,315,917 |

See accompanying notes.

## 1. Organization and Nature of Business

The Company, a Connecticut Limited Liability Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). As a limited liability company, each member's liability is limited to amounts reflected in his member account.

## 2. Significant Accounting Policies

### Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions with a focus primarily on private placements with institutional and private investors.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

### Concentration of Credit Risk

The Company's cash is deposited with one financial institution. The FDIC insures cash accounts at banks up to $100,000. At December 31, 2009, the amount on deposit was $80,444.

### Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to five years.

### Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

3. Commitments and Contingent Liabilities

The Company conducts its operations from facilities that are leased under a five-year noncancelable operating lease expiring on June 30, 2011. The rent liability for the years remaining on the lease is as follow:

| Year Ending June 30, | Amount |
|---|---|
| 2010 | $80,000 |
| 2011 | 80,000 |
| | $160,000 |

4. Concentration of Revenue

During 2009, one customer accounted for 84% of fees earned.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $45,618, which was $40,618 in excess of its required net capital of $5,000. The Company's net capital ratio or ratio of aggregate indebtedness to Net Capital was .8 to 1.

6. Income Taxes

The Company will file Federal and Connecticut partnership returns. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the managing members. Accordingly, no provision is made for income taxes in the financial statements.

•DOUGLAS S. CORNWELL, P.C.•
CERTIFIED PUBLIC ACCOUNTANT

Managing Member
Mallory Capital Group, LLC

In planning and performing my audit of the financial statements and supplemental schedule of Mallory Capital Group, LLC (the Company), for the year ended December 31, 2009, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and verifications

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any

111 EAST AVENUE • SUITE 321 • NORWALK, CT 06851-5014 • TEL: 203-853-3010 • TOLL FREE 800-626-1040 • FAX: 203-663-8558
MOBILE: 203-856-1592 • EMAIL: DOUGLASCORNWELL@SBCGLOBAL.NET

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Douglas S. Cornwell, P.C.
Norwalk, Connecticut
March 30, 2010

SCHEDULE I
MALLORY CAPITAL GROUP, LLC
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

| | 2009 |
|---|---|
| Net Capital | |
| Total member's equity | $ 1,315,917 |
| | 1,315,917 |
| Deductions and/or charges | |
| Accounts receivable | (1,255,630) |
| Furniture and equipment, net | ( 2,169) |
| Security deposits | ( 12,500) |
| | (1,270,299) |
| Net Capital | 45,618 |
| Aggregate indebtedness | |
| Items included in statement of financial condition: | |
| Accounts payable | $ 13,281 |
| Accrued expenses | 23,109 |
| Total aggregate indebtedness | $ 36,390 |
| Minimum net capital required based on aggregate indebtedness | $ 2,426 |
| Minimum dollar requirement | 5,000 |
| Net capital requirement(greater of two lines above) | $ 5,000 |
| Excess net capital at 1,500 percent | $ 40,618 |
| Excess net capital at 1,000 percent | $ 41,979 |
| Ratio: Net indebtedness to net capital | .8 to 1 |
| Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2009) | $ 56,054 |
| Audit adjustments increasing current liabilities | ( 10,436) |
| Net Capital per above | $ 45,618 |

See accompanying notes.

# • DOUGLAS S. CORNWELL, P.C. •

CERTIFIED PUBLIC ACCOUNTANT

To the Managing Member
Mallory Capital Group, LLC
19 Old King's Hwy Ste 14
Darien, CT 06820-4533

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the Transitional Assessment Reconciliation (Form SIPC-7T) for the Year Ended December 31, 2009, which were agreed to by Mallory Capital Group, LLC , the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Mallory Capital Group, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Mallory Capital Group, LLC's management is responsible for the Mallory Capital Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with the disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and the related schedules and working papers supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

111 EAST AVENUE • SUITE 321 • NORWALK, CT 06851-5014 • TEL: 203-853-3010 • TOLL FREE 800-626-1040 • FAX: 203-663-8558
MOBILE: 203-856-1592 • EMAIL: DOUGLASCORNWELL@SBCGLOBAL.NET

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Douglas S Cornwell, P.C.
May 25, 2010

**SIPC-7T**
(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7T**
(29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053084 FINRA DEC
MALLORY CAPITAL GROUP LLC 9*9
19 OLD KINGS HWY S STE 14
DARIEN CT 06820-4533

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CONRAD WEYMANN (203)655-1571

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $______

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 150.00 )

1-21-09
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MALLORY CAPITAL GROUP, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

MANAGING PARTNER
(Title)

Dated the 17th day of FEBRUARY, 2010.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 3,109,749 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ALL REVENUE FROM REG D, SECTION 4(2) EXEMPT OFFERINGS. SEE ATTACHED EXAMPLE | (3,109,749) |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | |
| 2d. SIPC Net Operating Revenues | $ 0.00 |
| 2e. General Assessment @ .0025 | $ 0.00 (to page 1 but not less than $150 minimum) |

investors. Accordingly, this Memorandum may not be made available, nor may the Interests offered hereunder be marketed and offered for sale, in Sweden, other than under circumstances which are deemed neither to be an offer to the public in Sweden under the Swedish Financial Instruments Trading Act. Prospective investors should not construe the contents of this Memorandum as financial, legal or tax advice.

### Switzerland

The Fund has not been authorised by the Swiss Federal Banking Commission as a foreign investment fund under Article 45 of the Swiss Investment Fund Act of March 18, 1994. Accordingly, the Interests offered hereby may not be offered to the public in or from Switzerland. The Interests and this Memorandum may, however, be offered in Switzerland to a maximum number of 20 private investors during a business year and to institutional investors with professional treasury management (investisseurs institutionnels dont la trésorerie est gérée à titre professionnel) in circumstances such that there is no public offer. Investors do not, however, benefit from protection under the Swiss Investment Fund Act or supervision by the Swiss Federal Banking Commission.

This Memorandum and any other materials relating to the Interests are strictly confidential and may not be distributed to any person or entity other than its recipients. This Memorandum does not constitute an offering prospectus as that term is understood pursuant to art. 652a or 1156 of the Swiss Federal Code of Obligations.

### US



The Interests have not been registered under the US Securities Act of 1933, as amended (the "Securities Act"), or any state or other securities laws or the laws of any non-US jurisdiction, nor is such registration contemplated. The Interests will be offered and sold only to qualifying recipients of this Memorandum pursuant to the exemption from the registration requirements of the Securities Act provided by (a) Section 4(2) thereof and Regulation D promulgated thereunder or (b) Regulation S promulgated thereunder and in compliance with the applicable securities laws of the states and other jurisdictions where the offering will be made. The Interests are being sold for investment only and are subject to restrictions on transferability and resale and may not be transferred or resold except as provided in the Partnership Agreement referred to herein. Accordingly, prospective investors should be aware that they will be required to bear the financial risks of an investment in the Interests for an indefinite period of time. The Fund will not be registered as an investment company under the US Investment Company Act of 1940, as amended (the "Investment Company Act"). There will be no public market for the Interests and there is no obligation on the part of any person to register the Interests under the Securities Act. In order to ensure that the Fund will not be subject to the registration requirements of the Investment Company Act, the Fund will ensure that its outstanding securities are beneficially owned by not more than 100 US persons who meet the condition with respect to beneficial ownership contained in Section 3(c) (1) of the Investment Company Act or consist only of "qualified purchasers", pursuant to the exemption contained in Section 3(c)(7) of the Investment Company Act. The Fund will obtain appropriate representations and undertakings from the investors to ensure that the conditions of the applicable exemption are met.

### UK

This Memorandum is directed only at persons who (a) have professional experience in matters relating to investments or (b) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (c) are persons to whom this Memorandum may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

### Other Jurisdictions

The distribution of this Memorandum and the offering of the Interests may be restricted in certain other jurisdictions. Accordingly, prospective investors must inform themselves of, and observe, such restrictions, including legal, tax, foreign exchange or other restrictions in their relevant jurisdictions.